Exhibit 21

Subsidiaries of Sterling Bancorp, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Sterling Bank and Trust, F.S.B.	United States
Quantum Fund, LLC	Nevada
QCM, LLC (also does business as Quantum Capital Management)	Delaware
Sterling Credit Corp.	Michigan
Sterling Service Corporation	Michigan
Sterling Wealth Management, Inc.	Michigan